Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 and related Prospectus of Bowman Consulting Group Ltd. for the registration of shares of its common stock, preferred stock, warrants, rights, units, and debt securities and to the incorporation by reference therein of our report dated March 15, 2023, with respect to the consolidated financial statements of Bowman Consulting Group Ltd. included in its Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst and Young LLP

Tysons, Virginia

November 29, 2023